

October 10, 2017

John McMahon
Vice President, Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

> **Re: Heska Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 4, 2017**
> **File No. 000-22427**

Dear Mr. McMahon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 10: Commitments and Contingencies, page 69

1.   You disclose that you intend to defend yourselves vigorously in the complaint filed against you by Shaun Fauley. You also disclose that you do not expect any other legal proceedings to have a material adverse effect on your business, financial condition or operating results. Please tell us:

   • your estimate of the possible loss or range of possible loss in the Fauley matter;
   • if you are unable to make an estimate of the possible loss or range of possible loss, explain the reasons why; and

     • your consideration for disclosing your estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made consistent with the guidance in ASC 450-20-50-3 and 50-4.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 24

2.   You attribute your 10% increase in the Core Companion Animal Health segment revenue in the second quarter of 2017 compared to that of 2016 primarily to "a 33% increase in revenue from core blood diagnostics subscriptions, equipment and consumables, partially offset by a 7% decrease in revenue from sales of [your] imaging products." During your earnings call held on July 31, 2017 you attribute this 33% revenue growth in part to "strong testing supplies sales and the successful extension of [your] standard new subscription term from five to six years, which triggers capital lease upfront instrument revenue and expense recognition." Please tell us the following:

     • How you account for the equipment portion of your subscription agreements under both the five-year and six-year terms and reference for us the authoritative literature you rely upon to support your accounting.
     • Your consideration for disclosing your policy for accounting for the lease portion of your subscriptions, as your revenue recognition policy in your 2016 Form 10-K makes no reference to lease accounting.
     • The amount of equipment revenue recognized in each of 2014, 2015, 2016 and the first two quarters of 2017.
     • Your consideration for attributing the increase in equipment revenues in your results of operations discussion, in part, to the change in accounting resulting from the increase in the term of your standard subscription agreement.
     • Your revenue by product and service or groups of similar products and services for each of 2014, 2015, 2016 and the first two quarters of 2017. Tell us your consideration of disclosing this information as required by ASC 280-10-50-40.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance